SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, May 9, 2007

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s steel products are high value added ones. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways - which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José, 20, Grupo 1602, parte Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ) 33.042.730/0001 -04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) announces to the market the decision of Mr. José Eduardo Nobre Matta, federal judge of the 6th Tax Foreclosure Federal Court, hindering the payment of dividends on this present date. CSN informs that the matter of merit involving said decision is not definitive and that the full payment of amounts under discussion is guaranteed before the court. CSN also informs that is examining the necessary measures to defend its interests and of its shareholders.

Rio de Janeiro, May 9, 2007

COMPANHIA SIDERÚRGICA NACIONAL
Benjamin Steinbruch
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.